

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

Paul Herendeen
Executive Vice President and Chief Financial Officer
Warner Chilcott plc
Unit 19 Ardee Business Park
Hale Street
Ardee, Co. Louth,
Ireland

> **Re: Warner Chilcott plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 000-53772**

Dear Mr. Herendeen:

We have reviewed your January 26, 2011 response to our January 12, 2011 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 1 Business
Research and Development
Product Pipeline, page 11

1. Refer to your response to our comment two. Please confirm that you will provide the disclosure by therapeutic class for each of the three years presented starting with your December 31, 2010 Form 10-K. Also, please confirm that you will provide the proposed disclosure relating to your breakdown of research and development expenses in response to comment one in your response dated December 6, 2010 for each of the three years presented starting with your December 31, 2010 Form 10-K.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant